SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 January, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Annual Information Update dated 20 January, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 January, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                       20 January 2006, Regulatory Announcement: Annual Information Update

                                        CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
                                                    ("the Company")
                 ANNUAL INFORMATION UPDATE FOR THE LAST 12 MONTHS UP TO AND INCLUDING 31 DECEMBER 2005

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the twelve months ended 31 December 2005 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purpose of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. Announcements made via a Regulatory Information Service.

All documents listed below were published via Regulatory News Service (RNS) on the dates indicated.

                                   Date of
                                   Publication  Title
RNS Announcement                     20-Jan-05  Holding(s) in Company
RNS Announcement                     25-Jan-05  Statement re Legal Action
RNS Announcement                     27-Jan-05  Admission to trading
RNS Announcement                     28-Jan-05  Statement re Court Ruling
RNS Announcement                      3-Feb-05  Director Shareholding
RNS Announcement                      3-Feb-05  Holding(s) in Company
RNS Announcement                      4-Feb-05  Result of AGM
RNS Announcement                      7-Feb-05  1st Quarter Results
RNS Announcement                     10-Feb-05  Director Shareholding
RNS Announcement                     14-Feb-05  CAT Legal action with Abbott
RNS Announcement                     15-Feb-05  Holding(s) in Company
RNS Announcement                      7-Mar-05  Director Shareholding
RNS Announcement                     16-Mar-05  Director Shareholding
RNS Announcement                     21-Mar-05  Abbott Permission to Appeal
RNS Announcement                     22-Mar-05  Trabio Preliminary Results
RNS Announcement                     31-Mar-05  Company Secretary Change
RNS Announcement                     31-Mar-05  Blocklisting Interim Review
RNS Announcement                     12-Apr-05  Holding(s) in Company
RNS Announcement                     20-Apr-05  Notice of Results
RNS Announcement                     16-May-05  Interim Results
RNS Announcement                     20-May-05  Director Shareholding
RNS Announcement                     20-May-05  Update Re Abbott
RNS Announcement                      1-Jun-05  Holding(s) in Company
RNS Announcement                     23-Jun-05  Clinical Update
RNS Announcement                     18-Aug-05  Holding(s) in Company
RNS Announcement                     19-Aug-05  Holding(s) in Company
RNS Announcement                     12-Sep-05  3rd Quarter Results
RNS Announcement                     12-Sep-05  Directorate Change
RNS Announcement                     15-Sep-05  Director/PDMR Shareholding
RNS Announcement                     23-Sep-05  Holding(s) in Company
RNS Announcement                     30-Sep-05  Blocklisting Interim Review
RNS Announcement                      5-Oct-05  Research Update
RNS Announcement                     12-Oct-05  Holding(s) in Company
RNS Announcement                     26-Oct-05  CAT & Abbott Agree Royalties
RNS Announcement                      1-Nov-05  CAT Acquires Oncology Products
RNS Announcement                      4-Nov-05  Admission to trading on LSE
RNS Announcement                     25-Nov-05  Director/PDMR Shareholding
RNS Announcement                     28-Nov-05  Final Results
RNS Announcement                     28-Nov-05  Director/PDMR Shareholding
RNS Announcement                      1-Dec-05  Director/PDMR Shareholding
RNS Announcement                      5-Dec-05  Director/PDMR Shareholding
RNS Announcement                     20-Dec-05  Holding(s) in Company
RNS Announcement                     20-Dec-05  Director/PDMR Shareholding
RNS Announcement                     23-Dec-05  Annual Report and Accounts
RNS Announcement                     30-Dec-05  Director/PDMR Shareholding
RNS Announcement                      4-Jan-06  Admission to trading on LSE

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London
Stock Exchange
(  www.londonstockexchange.com/en-gb/pricesnews/marketnews/  ) and any related documents are available at the UKLAs
Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

2. Documents filed at Companies House

The Company has submitted filings to Companies House in relation to the appointment and resignation of directors, the resignation and appointment of the Company Secretary, the allotment of shares and ordinary and special resolutions passed at the Companys Annual General Meeting on 2 February 2005.

Electronic copies of these documents can be found on the Companies House website at www.companies-house.gov.uk

Alternatively hard copies can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

3. Documents filed with the Securities and Exchange Commission

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary
Shares listed on the NASDAQ Stock Exchange. Full details can be viewed at
http://www.sec.gov/edgar/searchedgar/companysearch.html
From this page enter the Companys mnemonic (CATG).

The Companys Annual Report for the year ended 30 September 2005 (published on 23 December 2005) can be found on the
Companys website, as can the Interim Report and Quarterly Reports for 2005 published on 7 February 2005 and 9
September 2005 and the 2006 AGM documents. The Companys website is www.cambridgeantibody.com

Copies of all documents referred to above are also available for inspection at the Companys registered office,
Milstein Building, Granta Park, Cambridge CB1 6GH, UK during normal business hours or by request from the Company
Secretary.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged the whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities is available at www.cambridgeantibody.com

Justin Hoskins
Company Secretary
Cambridge Antibody Technology Group plc
Tel: +44  (0) 1223 471 471

END